FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month April 2015 No. 1

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 2310502
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

On April 14, 2015 TowerJazz and Semtech Corporation Announce Significant Production Ramp of Proprietary Technology

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: April 14, 2015	By:	/s/ Nati Somekh
Name: Nati Somekh
Title: Corporate Secretary

NEWS ANNOUNCEMENT	FOR IMMEDIATE RELEASE

TowerJazz and Semtech Corporation Announce Significant Production Ramp of Proprietary Technology

MIGDAL HAEMEK, Israel and CAMARILLO, Calif., April 14, 2015 – TowerJazz (NASDAQ: TSEM, TASE: TSEM), the global specialty foundry leader, and Semtech Corporation (NASDAQ: SMTC) announced today the successful production ramp of various products in TowerJazz’s fab. TowerJazz and Semtech share a strong history of partnership and process transfer activities across multiple business units.

“Our proprietary processes presented a significant integration challenge to our foundry partners. TowerJazz was able to provide the combination of technical capability and a dedicated, experienced engineering staff which allowed the rapid qualification and ramp in several of our new product families,” said Asaf Silberstein, Senior Vice President, Worldwide Operations Semtech Corporation.

“I am pleased to announce the successful completion of the technology transfer of Semtech's processes into TowerJazz's Fab 2. This achievement was a result of close collaboration between the Semtech and TowerJazz process engineering teams.  Production ramp of several products has already started.  We look forward to a continuing partnership to drive growth for both companies over the coming years,” said Zmira Shternfeld-Lavie, VP of Process Engineering R&D and GM of Transfer, Optimization and Development Process Services (TOPS™) at TowerJazz.

The mission of TowerJazz’s TOPS business unit is to work with customers that possess their own process IP and to transfer their flows into TowerJazz’s worldwide manufacturing facilities, providing them with a best in class technical engineering team, needed capacity and manufacturing flexibility. TowerJazz’s TOPS group also serves as a development center and facilitates moving from R&D to mass production.

About Semtech
Semtech Corporation is a leading supplier of analog and mixed-signal semiconductors for high-end consumer, computing, communications and industrial equipment.  Products are designed to benefit the engineering community as well as the global community. The company is dedicated to reducing the impact it, and its products, have on the environment. Internal green programs seek to reduce waste through material and manufacturing control, use of green technology and designing for resource reduction. Publicly traded since 1967, Semtech is listed on the NASDAQ Global Select Market under the symbol SMTC. For more information, visit www.semtech.com.

About TowerJazz
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM) and its fully owned U.S. subsidiary Jazz Semiconductor, Inc. operate collectively under the brand name TowerJazz, the global specialty foundry leader. TowerJazz manufactures integrated circuits, offering a broad range of customizable process technologies including: SiGe, BiCMOS, mixed-signal/CMOS, RF CMOS, CMOS image sensor, integrated power management (BCD and 700V), and MEMS. TowerJazz also provides a world-class design enablement platform for a quick and accurate design cycle as well as Transfer Optimization and development Process Services (TOPS) to IDMs and fabless companies that need to expand capacity.

To provide multi-fab sourcing and extended capacity for its customers, TowerJazz operates two manufacturing facilities in Israel (150mm and 200mm), one in the U.S. (200mm) and three additional facilities in Japan (two 200mm and one 300mm) through TowerJazz Panasonic Semiconductor Co. (TPSCo), established with Panasonic Corporation of which TowerJazz has the majority holding. Through TPSCo, TowerJazz provides leading edge 45nm CMOS, 65nm RF CMOS and 65nm 1.12um pixel technologies, including the most advanced image sensor technologies.  For more information, please visit www.towerjazz.com.

Safe Harbor Regarding Forward-Looking Statements
This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. A complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect TowerJazz’s business is included under the heading "Risk Factors" in Tower’s most recent filings on Forms 20-F, F-3, F-4 and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority and Jazz’s most recent filings on Forms 10-K and 10-Q, as were filed with the SEC, respectively. Tower and Jazz do not intend to update, and expressly disclaim any obligation to update, the information contained in this release.

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TowerJazz Company/Media Contact: Lauri Julian | +1 949 435 8181 | lauri.julian@towerjazz.com
TowerJazz Investor Relations Contact: Noit Levi | +972-4-604-7066 | noit.levi@towerjazz.com
Semtech Corporation/Media Contact: Pauline Cadena | (805) 389-2755 | pcadena@semtech.com